Exhibit 99.1

The NASDAQ Capital Market	D +1 345 815 1877
E bradley.kruger@ogier.com

Reference: 427449.00001

December 8, 2025

Golden Sun Technology Group Limited (the Company)

We act as legal counsel to the Company for matters of Cayman Islands law only.

We understand that:

●	the Company is trading on the NASDAQ Capital Market under terms of the NASDAQ Listing Rules (the Listing Rules and each a Listing Rule);

●	subject to certain exceptions, Listing Rule 5615(a)(3) allows a Foreign Private Issuer (as defined in the Listing Rules) to follow its home country practices;

●	the Company has elected to follow practices that may be adopted: (a) by exempted companies incorporated under the Companies Act (Revised) of the Cayman Islands (the Companies Act); and (b) pursuant to the Memorandum and Articles (each as defined in in Schedule 1), in lieu of certain requirements of the Rule 5600 Series (as defined in the Listing Rules) listed and described in Schedule 2 (the Relevant Practices);

●	the Relevant Practices shall be set out in the home country practice statement in the Company’s Annual Report on Form 20-F (the Form 20-F) to be filed with the U.S. Securities and Exchange Commission (the Home Country Practice Statement) in lieu of the requirements of Listing Rule 5600 Series with the exception of those Listing Rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3); and

●	the Company is obligated to, and will disclose in its Annual Report on Form 20-F the requirements of Listing Rule 5600 Series that it does not follow, which we understand are those rules listed and described in Schedule 2, and the Company will be required to describe the practice acceptable under the Companies Act in lieu of such requirements of the relevant Listing Rules.

Golden Sun Technology Group Limited

December 8, 2025

Unless a contrary intention appears, all capitalised terms used in this opinion have the respective meanings set forth in the documents listed in Schedule 1 (the Documents). A reference to a Schedule is a reference to a schedule to this opinion and the headings herein are for convenience only and do not affect the construction of this opinion.

1	Documents examined

For the purposes of giving this opinion, we have examined originals, copies, or drafts of the Documents. We have not made any searches or enquiries concerning, and have not examined any documents entered into by or affecting, the Company or any other person, save for the examinations expressly referred to in Schedule 1.

2	Assumptions

In giving this opinion we have relied upon the assumptions set forth in Schedule 3 without having carried out any independent investigation or verification in respect of those assumptions.

3	Opinion

On the basis of the examinations referred to above and subject to the assumptions set forth in Schedule 3, the qualifications set forth in Schedule 4 and the limitations set forth below, we are of the opinion that the Relevant Practices are not prohibited by:

(a)	the terms of the Memorandum and Articles; or

(b)	the laws of the Cayman Islands as they apply to the Company.

4	Matters not covered

We offer no opinion as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Listing Rules.

We express no opinion as to the meaning, validity, or effect of references in the Documents to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands.

5	Governing law of this opinion

5.1	This opinion is:

(a)	governed by, and shall be construed in accordance with, the laws of the Cayman Islands;

(b)	limited to the matters expressly stated in it; and

(c)	confined to, and given on the basis of, the laws and practice in the Cayman Islands at the date of this opinion.

Golden Sun Technology Group Limited

December 8, 2025

5.2	Unless otherwise indicated, a reference to any specific Cayman Islands legislation is a reference to that legislation as amended to, and as in force at, the date of this opinion.

6	Who can rely on this opinion

This opinion is given for your benefit and with the exception of your professional advisers (acting only in that capacity), it may not be disclosed to or relied upon by any person or used for any other purpose or referred to or made public in any way without our prior written consent.

Yours faithfully

/s/ Ogier (Cayman) LLP

Ogier (Cayman) LLP

Golden Sun Technology Group Limited

December 8, 2025

Schedule 1

Documents examined

1	The certificate of incorporation of the Company dated 20 September 2018 issued by the Cayman Islands Registrar of Companies (the Certificate of Incorporation).

2	The amended and restated memorandum of association of the Company adopted by special resolution passed on 25 September 2025 (the Memorandum).

3	The amended and restated articles of association of the Company adopted by special resolution passed on 25 September 2025 (the Articles).

Golden Sun Technology Group Limited

December 8, 2025

Schedule 2

We are instructed that the Company has elected to follow the Relevant Practices in lieu of the following requirements of the Rule 5600 Series. The summaries of each Listing Rule below have been provided to us by the Company.

1.	Listing Rule 5635(c), pursuant to which companies listed on NASDAQ are required to obtain shareholder approval prior to the issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended.

2.	Listing Rule 5620(a), pursuant to which each Company listing common stock or voting preferred stock, and/or their equivalents, must hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year.

3.	Listing Rule 5605(b)(2), pursuant to which the Independent Directors must have regularly scheduled meetings at which only Independent Directors are present.

Golden Sun Technology Group Limited

December 8, 2025

Schedule 3

Assumptions

1	All original documents examined by us are authentic and complete.

2	All copy documents examined by us (whether in facsimile, electronic or other form) conform to the originals and those originals are authentic and complete.

3	All signatures, seals, dates, stamps and markings (whether on original or copy documents) are genuine.

4	Each of the Certificate of Incorporation and the Memorandum and Articles is accurate and complete as at the date of this opinion.

5	The Memorandum and Articles are in full force and effect and have not been amended, varied, supplemented or revoked in any respect.

6	The powers and authority of the directors set out in the Memorandum and Articles have not been varied or restricted in any way by resolution or direction of the shareholders of the Company.

7	The Relevant Practices have each been duly approved by the Company, including in accordance with the requirements of the Listing Rules.

8	The Relevant Practices comply with the Listing Rules.

9	In authorising the approval of the Relevant Practices each director of the Company has acted or will act in good faith with a view to the best interests of the Company and has exercised or will exercise the standard of care, diligence and skill that is required of him or her.

10	None of the opinions expressed herein will be adversely affected by the laws or public policies of any jurisdiction other than the Cayman Islands. In particular, but without limitation to the previous sentence, the laws or public policies of any jurisdiction other than the Cayman Islands will not adversely affect the capacity or authority of the Company.

11	There is nothing under any law (other than the laws of the Cayman Islands) that would or might affect the opinions herein.

12	There are no resolutions, agreements, documents or arrangements which affect, amend or vary the actions envisaged in, or the Company’s ability to approve and adopt the Relevant Practices.

13	The Company has obtained all consents, licences, approvals and authorisations of any governmental or regulatory authority or agency or of any other person that it is required to obtain pursuant to the laws of all relevant jurisdictions (other than those of the Cayman Islands) to ensure the legality, validity, enforceability, proper performance and admissibility in evidence of the Relevant Practices. Any conditions to which such consents, licences, approvals and authorisations are subject have been, and will continue to be, satisfied or waived by the parties entitled to the benefit of them.

14	The matters we have been informed of in respect of the Listing Rules as referred to in this opinion (including the application of the same to the Company and the descriptions of the Listing Rules in Schedule 2) and the Company’s obligations and practices adopted in regard to the same are true and accurate in all respects.

15	The Listing Rules are governed by a law other than the laws of the Cayman Islands.

Golden Sun Technology Group Limited

December 8, 2025

Schedule 4

Qualifications

1	We render no opinion on the Listing Rules themselves, the interpretation thereof or the compliance by the Company of its obligations thereunder.

2	The laws of the Cayman Islands do not prescribe the Relevant Practices with respect to exempted companies incorporated under the Companies Act such as the Company.